Mirae Corporation

714 Baeksuk-Dong, Cheonan-Si Chungcheongnam-Do, 330-200, Korea
Tel : 82-41-621-5070 FAX : 82-41-559-8789

November 18, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. Kevin Kuhar

Re:	Responses to the Securities and Exchange Commission Staff Comments dated November 4, 2005 regarding the Form 20-F for the year ended December 31, 2004 (SEC File No. 000-30376)

This is provide a response to the SEC’s comment to us dated, November 4, 2005. We have included the text of the Staff’s comment and our response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2004

Consolidated Balance Sheet, page F-5

Staff Comment No.1:

Please refer to prior comment 1 of our letter dated August 4, 2005. It is still not clear to us what the current liability line item “allowance for loss on collateralized assets” is and whether it is appropriate and required under U.S. generally accepted accounting principles. Please tell us more about this liability and revise Note 29 in future filings to quantify and disclose any GAAP differences related thereto. We may have further comments after reviewing your response.

The Company’s Response:

In responding to your comments, we have re-reviewed the nature of our guarantees of indebtedness of Cyber Bank and concluded that the term “allowance for loss on collateralized assets” is not an appropriate term under US Generally Accepted Accounting Principles. Rather, the term we should have used is “provision for guarantees of the indebtedness of Cyber Bank.”

During the year ended December 31, 2004, we recorded our guarantees of the indebtedness of Cyber Bank as a credit to liabilities and a debit to equity method investments in accordance with paragraphs 10 and 11 of FASB Interpretation (FIN) No. 45 Guarantor’s Accounting and Disclosure Requirements for

Guarantees, Including Indirect Guarantees of Indebtedness of Others. However, investments in Cyber Bank were reduced to zero during the year ended December 31, 2004, as the investee continued to incur significant losses.

The result of this accounting treatment is analogous to accounting for guaranteed obligations of equity method investee under paragraph 19i of Accounting Principles Board (“APB”) Opinion No. 18 Equity Method of Accounting for Investments, which requires the investor to provide for additional losses, beyond the carrying amount of the investment, related to the investee’s losses to the extent of the investor’s guaranteed obligations of the investee or other commitments to provide further financial support for the investee.

As previously disclosed in our Form 6-K in October, we are currently in the process of restating our financial statements in light of the Staff’s comments. We also advise the Staff that the restatement of our financial statements may affect disclosures related to our response above. We note that in the process of preparing our restated financial statements, we have currently identified approximately KRW 6,000 million of additional losses under US GAAP related to Cyber Bank’s operations for the year ended December 31, 2004, which will likely be reflected in our restated financial statements.

New Accounting Pronouncements, page F-42

Staff Comment No. 2:

Please refer to prior comment 5 of our letter dated August 4, 2005. We note your response and may have further comments after reviewing changes to your filed amendment that result from our prior comment.

The Company’s Response:

As noted, we are currently in the process of restating our financial statements contained in the 2004 20-F and we expect to be able to provide our response to the prior comment 5 in the response letter which will accompany the restated financial statements. We note your comment that the Staff may have further comments after reviewing our amendment. For the Staff’s convenience, we will provide the Staff with marked copies of the amendment, together with a cover letter that keys our responses to the comments from the Staff and provides the requested information, so that the review by the Staff may be expedited.

Should you have any questions, please feel free to contact me at 82-41-559-8710 (Fax: 82-41-559-8789). Also, in order to expedite our communication with you, please copy Heon-Yup Lee of Debevoise & Plimpton LLP (Tel: 852-2160-9800; Fax:

212-521-8952 (U.S. fax number)) when you send any correspondence to us. Thank you in advance for your prompt attention to this matter.

Very truly yours,

/s/ Gi Hoon Joung
Gi-Hoon Joung
Director of Accounting Team and Acting CFO